UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 31, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated January 31, 2018, regarding the incorporation of a company that will engage in insurance agency activities.

Istanbul, January 31, 2018

Announcement Regarding the Incorporation of a Company that will Engage in Insurance Agency Activities

Our Company’s Board of Directors has approved the incorporation of a company by our wholly owned subsidiary Turkcell Finansman A.Ş. with a capital of TRY 300,000. This company will engage in insurance agency activities.

Board Decision Date for Acquisition	:	31.01.2018

Title of Non-current Financial Asset Acquired	:	-

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Insurance Agency Activities

Capital of Noncurrent Financial Asset	:	TRY 300,000

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:
The company will be operational upon registration as an Insurance Agency with the approval of Undersecretariat of Treasury - General Directorate of Insurance and The Union of Chambers and Commodity Exchanges of Turkey following the registry and announcement of the incorporation.

Acquisition Conditions	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Relation with Counter Party if any	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President